As filed with the Securities and Exchange Commission on October 24, 1997
                                 Registration No. 333-30657


              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                       _________________

                         AMENDMENT NO. 2
                               TO
                            FORM S-3

                     REGISTRATION STATEMENT

                             Under

                   THE SECURITIES ACT OF 1933
                       _________________

                 NORTHERN BORDER PARTNERS, L.P.
     (Exact name of registrant as specified in its charter)

           Delaware                           93-1120873
  (State or other jurisdiction              (I.R.S. Employer
of incorporation or organization)          Identification No.)
                       _________________

            1400 Smith Street, Houston, Texas 77002
                  Telephone No. (713) 853-6161
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                       _________________

                          A. H. Davis
                    NBP Services Corporation
                       1400 Smith Street
                      Houston, Texas 77002
                         (713) 853-6941
   (Name, address, including zip code, and telephone number,
           including area code, of agent for service)
                       _________________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined in light of market conditions and other factors.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]

     If delivery of the prospectus is expected to be made
pursuant to Rule 434, please check the following box.  [ ]
                       _________________

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                SUBJECT TO COMPLETION, DATED OCTOBER 24, 1997

                        NORTHERN BORDER PARTNERS, L.P.

                            125,357 Common Units

                     Representing Limited Partner Interests
                                _____________

    This Prospectus relates to up to 125,357 Common Units representing limited partner interests in Northern Border Partners, L.P., a Delaware limited partnership (the "Partnership"), which may be offered from time to time by certain unitholders named herein (the "Selling Unitholders").

    The Partnership has been advised that the Common Units being offered hereby may be sold from time to time by or on behalf of the Selling Unitholders in non-underwritten distributions on the New York Stock Exchange at prices prevailing on the New York Stock Exchange at the time of sale. The Partnership will not receive the proceeds of any such sale. See "Plan of Distribution."

    The Partnership's Common Units are listed on the New York
  Stock Exchange under the symbol "NBP".  On October 22, 1997, the last reported sales price of the Common Units on the New
  York Stock Exchange was $34.3125 per Common Unit.
                         _____________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
       SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
       ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
             TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         _____________

  The date of this Prospectus is October 24, 1997.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in, or incorporated by reference in, this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Partnership or the Selling Unitholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Partnership since such date.

                      AVAILABLE INFORMATION

     The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the site maintained by the Commission on the Internet World Wide Web at http://www.sec.gov. The Partnership's Common Units are listed on the New York Stock Exchange, and reports, proxy statements and other information concerning the Partnership can be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Partnership with the Commission under the Securities Act with respect to the Common Units offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Partnership and the Common Units offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Partnership (File No. 1-12202) pursuant to Section 13(a) of the
Exchange Act are incorporated herein by reference as of their respective dates:

          (a)  Annual Report on Form 10-K for the year ended
          December 31, 1996; and

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     Each document filed by the Partnership pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Units pursuant hereto shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Partnership will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Secretary Division, Northern Border Partners, L.P., at its principal executive offices, 1400 Smith Street, Houston, Texas 77002 (telephone: 713-853-6161).

                            BUSINESS

General

     Northern Border Partners, L.P. through a subsidiary limited partnership, Northern Border Intermediate Limited Partnership, collectively referred to herein as "Partnership", owns a 70% general partner interest in Northern Border Pipeline Company, a Texas general partnership ("Northern Border Pipeline"). The remaining general partner interests in Northern Border Pipeline are owned by TransCanada Border PipeLine Ltd. (6%) and TransCan Northern Ltd. (24%), both of which are wholly-owned subsidiaries of TransCanada PipeLines Limited ("TransCanada"). Northern Plains Natural Gas Company ("Northern Plains"), Pan Border Gas Company ("Pan Border") and Northwest Border Pipeline Company ("Northwest Border") serve as the General Partners of the Partnership. Northern Plains is a wholly-owned subsidiary of Enron Corp., Pan Border is a wholly-owned subsidiary of Duke Energy Corporation and Northwest Border is a wholly-owned subsidiary of The Williams Companies, Inc. The General Partners hold an aggregate 2% general partner interest in the Partnership. The General Partners also own in the aggregate an effective 24% subordinated limited partner interest ("Subordinated Units") in the Partnership. The combined general and limited partner interests in the Partnership of Northern Plains, Pan Border and Northwest Border are 13.0%, 8.5% and 4.5%, respectively.

     Northern Border Pipeline owns a 969-mile U.S. interstate pipeline system (the "Pipeline System") that transports natural gas from the Montana-Saskatchewan border near Port of Morgan, Montana, to interconnecting pipelines in the State of Iowa. The Pipeline System has pipeline access to natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan, as well as the Williston Basin in the United States. The Pipeline System also has access to production of synthetic gas from the Great Plains Coal Gasification Project in North Dakota.

     Management of Northern Border Pipeline is overseen by the Northern Border Management Committee, which is comprised of three representatives from the Partnership (one selected by each General Partner) and one representative from the TransCanada subsidiaries. The Pipeline System is operated by Northern Plains pursuant to an operating agreement. Northern Plains employs approximately 170 individuals to operate the Pipeline System. These employees are located at the operating headquarters in Omaha, Nebraska, and at locations along the pipeline route.

     Northern Border Pipeline's revenues are derived from agreements for the receipt and delivery of gas at points along the Pipeline System as specified in each shipper's individual transportation contract. Northern Border Pipeline transports gas for shippers under a tariff regulated by the Federal Energy Regulatory Commission ("FERC").

     As a result of acquisitions during 1996 and 1997, the Partnership has an ownership position of 71.75% in Black Mesa Holdings, Inc. Black Mesa Holdings, Inc., through its wholly-owned subsidiary, Black Mesa Pipeline Company, owns a 273-mile, 18-inch diameter coal slurry pipeline which originates at a coal mine in Kayenta, Arizona. The pipeline traverses westward through northern Arizona to the 1,500 megawatt Mohave Power Station located in Laughlin, Nevada. The pipeline is operated by Williams Technologies, Inc., a wholly-owned subsidiary of the Partnership which was acquired in May, 1997.

Following is a chart showing the organization and structure of the Partnership and its interest in Northern Border Pipeline.

At this point, a chart was provided showing the organization structure of the Partnership. The chart showed the General Partners respective ownership percentages in the Partnership including their subordinated limited partner interests. The parent corporation of each general partner was also shown on the chart. Finally, the ownership of Northern Border Pipeline by the Partnership and the TransCanada subsidiaries was included.

The Pipeline System

     The 822-mile portion of the Pipeline System from the Canadian border to Ventura, Iowa, was completed and placed in service in 1982. It was built to transport large quantities of natural gas through large diameter, high operating pressure pipe.

     At its northern end, the Pipeline System is connected to the Foothills Pipe Lines (Sask.) Ltd. system in Canada, which in turn is connected to the gathering systems of NOVA Gas Transmission Ltd. in Alberta and of Transgas Limited in Saskatchewan. The Pipeline System also connects with the facilities of Williston Basin Interstate Pipeline at Glen Ullin and Buford, North Dakota, facilities of Amerada Hess Corporation at Watford City, North Dakota and facilities of Dakota Gasification Company at Hebron, North Dakota in the northern portion of the system. In the Pipeline System's southern portion, it interconnects with the pipeline facilities of an Enron subsidiary, Northern Natural Gas Company near Ventura, Iowa, and of Natural Gas Pipeline Company of America ("NGPL") near Harper, Iowa.

     There are seven existing compressor stations on the Pipeline System. Other facilities include three pipeline field offices and warehouses, five measurement stations and 39 microwave tower sites. There have been two expansions of the Pipeline System since it was placed in service in 1982. An additional compressor station was added in 1991 and an expansion and extension project was completed and placed in service on November 1, 1992. This 1992 project entailed the construction of four compressor stations and the acquisition of approximately 147 miles of a 30-inch diameter pipeline beginning at an interconnect with the original system near Ventura, Iowa and terminating near Harper, Iowa where it interconnects with the facilities of NGPL. As a result of the two expansions, the throughput capacity of the Pipeline System increased by 463 million cubic feet per day ("MMCFD") to 1,675 MMCFD.

Demand For Transportation Capacity

     Based upon existing contracts and capacity, 100% of the Pipeline System's firm capacity (at current compression) is contractually committed through October 2001. At the present time, 6% of the firm capacity (based on annual cost of service obligations) is contracted by interstate pipelines, 91% by producers/marketers, and 3% by local distribution companies
(LDCs).

     In 1996, approximately 87% of the natural gas transported by the Pipeline System was produced in the Western Canadian
Sedimentary Basin located in the provinces of Alberta, British
Columbia and Saskatchewan.  The Pipeline System's share of
Canadian gas exported to the United States was approximately 20% in 1996.

     Northern Border Pipeline is currently pursuing opportunities to further increase its capacity. On October 13, 1995, Northern Border Pipeline filed with the FERC its application, which amended the application previously filed on February 2, 1995, seeking a certificate of public convenience and necessity to extend and expand its existing system ("The Chicago Project"). The estimated cost of the facilities proposed to be constructed was approximately $800 million in 1995 dollars. New receipts into the Pipeline System are estimated to be 700 MMCFD with 648 MMCFD proposed to be transported through the pipeline extension and 516 MMCFD proposed to be delivered at Harper, Iowa for transport by NGPL on its pipeline. Northern Border Pipeline's filing included executed precedent agreements for the proposed capacity and support for "rolled in" ratemaking treatment which involves the determination that the rates and charges are based on all the facilities' costs combined with the existing facilities, and the proposed and contracted capacity.

     NGPL filed on October 18, 1995 a companion application with the FERC requesting authority to construct and operate certain facilities needed to increase its pipeline system capacity to accommodate the new deliveries at Harper, Iowa from Northern Border Pipeline.

     On September 4, 1996, Northern Border Pipeline filed an amendment to its application to reflect limited facility modifications which among other things, reduced environmental impacts and project costs. The facilities proposed to be constructed are as follows: (a) 224 miles of 36-inch pipeline from Harper, Iowa, to Manhattan, Illinois; (b) 19 miles of 30-inch pipeline from the end of the 36-inch pipeline to two interconnects with Peoples Gas Light and Coke; (c) 147 miles of 36-inch pipeline loop; and (d) addition of 303,500 horsepower of compression to eight new stations and five existing stations. With this amendment, The Chicago Project costs are expected to be approximately $793 million in 1995 dollars ($837 million as estimated with projected inflation), and is expected to be ready for service in November 1998.

     Funds required to meet The Chicago Project capital expenditures for 1997 and 1998 are expected to be provided primarily by a $550 million three-year revolving credit facility of Northern Border Pipeline, a planned $200 million debt facility of the Partnership, equity contributions from the TransCanada subsidiaries and internal sources.

     In August 1997, the FERC issued certificates of public convenience and necessity authorizing construction and operation of The Chicago Project facilities and NGPL's proposed downstream facilities. The certificate for The Chicago Project facilities also authorized Northern Border Pipeline's requested "rolled-in" ratemaking determination. Northern Border Pipeline has accepted the certificate. Requests for rehearing have been filed by five parties requesting the Commission to reconsider the rolled-in rate determination for the Harper to Chicago segment and certain routing determinations. The Commission must act within 30 days and has in fact issued an order which grants the Commission additional time to consider these requests.

FERC Regulation

     General

     Northern Border Pipeline is subject to extensive regulation by the FERC as a "natural gas company" under the Natural Gas Act (the "NGA"). Under the NGA and the Natural Gas Policy Act, the FERC has jurisdiction over Northern Border Pipeline with respect to virtually all aspects of its business, including transportation of gas, rates and charges, construction of new facilities, extension or abandonment of service and facilities, accounts and records, depreciation and amortization policies, the acquisition and disposition of facilities, the initiation and discontinuation of services, and certain other matters.

     Cost of Service Tariff

     Northern Border Pipeline's firm transportation shippers contract to pay for an allocable share of the Pipeline System's capacity. During any given month, all such shippers pay a uniform charge per dekatherm-mile of capacity contracted, calculated under a cost of service tariff. The shippers' obligations to pay their allocable share of the cost of service is not dependent upon the volumes actually shipped. Northern Border Pipeline may not charge or collect more than its cost of service pursuant to its tariff on file with the FERC.

     Northern Border Pipeline also provides interruptible transportation service. The maximum rate charged to interruptible shippers is calculated from cost of service estimate on the basis of contracted capacity. All revenue from the interruptible transportation service is credited back to the firm shippers' accounts.

     In November 1995, Northern Border Pipeline filed a rate case in compliance with its FERC tariff for the determination of its allowed equity rate of return. In this proceeding, Northern Border Pipeline proposed, among other items, to increase its allowed equity rate of return from 12.75% to 14.25%. Pursuant to a December 1995 FERC order, Northern Border Pipeline began collecting the proposed increase in rate of return on equity effective June 1, 1996, subject to refund. After reaching a settlement accord with a majority of its shippers, on October 15, 1996, Northern Border Pipeline filed for FERC approval of a Stipulation and Agreement ("Stipulation") to settle its rate case. The Stipulation would allow Northern Border Pipeline to retain its 12.75% equity rate of return through September 30, 1996, and a 12% rate beginning October 1, 1996. In addition, the depreciation rates applied to Northern Border Pipeline's gross transmission plant would be reduced effective June 1, 1996, from 3.6% to 2.7%.

     Another issue addressed in the Stipulation was the allowance for income taxes. The FERC had previously ruled in a case involving Lakehead Pipe Line Company L.P. that an income tax allowance would not be allowed with respect to income attributable to the limited partnership interests held by individuals. During the rate case proceeding, Northern Border Pipeline filed testimony regarding what it believed to be the proper application of this FERC ruling to its circumstances. Under the Stipulation, in connection with the completion of The Chicago Project, Northern Border Pipeline would implement a new depreciation schedule with an extended depreciable life, a capital project cost containment mechanism and a $31 million settlement adjustment mechanism. The settlement adjustment mechanism would effectively reduce the allowed return on rate base. On November 19, 1996, the Stipulation was certified by an Administrative Law Judge to the FERC for review and approval. In August 1997, Northern Border Pipeline received FERC approval of the Stipulation. In October 1997, Northern Border Pipeline made refunds to its shippers approximating the $53.3 million reflected as an accumulated provision for rate refund in the June 30, 1997 consolidated balance sheet drawing on an existing $200 million five-year revolving credit facility and utilizing existing cash.

                      SELLING UNITHOLDERS

     In May, 1997 the Partnership acquired from the Selling Unitholders all of the outstanding shares of Williams Technologies, Inc. in exchange for Common Units. The following table sets forth the name of each Selling Unitholder, the number of Common Units which may be regarded as beneficially owned by such Selling Unitholder, and the number of Common Units being offered hereby by such Selling Unitholder.

                               Number of Units      Number of Units
     Selling Unitholder       Beneficially Owned       Offered

     David R. Williams, Jr.
     Trustee of the David
     R. Williams, Jr. Trust
     dated 12/23/66                2,693                2,693

     Rachel K.W. Zebrowski        40,888               40,888

     Pauline W. Lampshire         40,888               40,888

     David R. Williams, III       40,888               40,888

     The Common Units being offered hereby are owned by the Selling Unitholders, who acquired them from the Partnership pursuant to transactions exempt from the registration requirements of the Securities Act.

                DESCRIPTION OF THE COMMON UNITS

     Generally, the Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in Partnership distributions and exercise the rights or privileges available to limited partners under the Amended and Restated Partnership Agreement of the Partnership. The Subordinated Units are a separate class of interests in the Partnership, and their rights to participate in distributions differ from those rights of the holders of Common Units.

     The primary objective of the Partnership is to generate cash from Partnership operations and to distribute Available Cash to its partners in the manner described herein. "Available Cash" generally means, with respect to any calendar quarter, the sum of all of the cash received by the Partnership from all sources, adjusted for cash disbursements and net changes to cash reserves.

     The Partnership Policy Committee's decisions regarding amounts to be placed in or released from cash reserves will have a direct impact on the amount of Available Cash because increases and decreases in cash reserves are taken into account in computing Available Cash. The Partnership Policy Committee may, in its reasonable discretion (subject to certain limits), determine the amounts to be placed in or released from cash reserves each quarter.

     Cash distributions will be characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. This distinction affects the amounts distributed to Unitholders relative to the General Partners, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions.

     Cash from Operations generally refers to the cash balance of the Partnership on the date the Partnership commences operations, plus all cash generated by the operations of the Partnership's businesses (which consists primarily of cash distributions to the Partnership by Northern Border Pipeline attributable to operations of the Pipeline System), after deducting related cash expenditures, cash reserves, debt service and certain other items.

     For any given quarter, Available Cash will be distributed to the General Partners and to the holders of Common Units, and it may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, amounts distributed in prior quarters and other factors discussed below.

     The Partnership will make distributions to its partners with respect to each calendar quarter prior to liquidation of the Partnership in an amount equal to 100% of its Available Cash for such quarter. The distribution of Available Cash that constitutes Cash from Operations with respect to each calendar quarter during the Subordination Period is subject to the rights of the holders of the Common Units to receive the Minimum Quarterly Distribution ($0.55 per Unit), plus any Common Unit Arrearages, prior to any distribution of Available Cash to holders of Subordinated Units with respect to such quarter. The terms "Subordination Period" and "Common Unit Arrearages" are defined in the Amended and Restated Agreement of Limited Partnership. Common Units will not accrue Common Unit Arrearages for any quarter after the Subordination Period, and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

     The Subordination Period extends from October 1, 1993 until
the Conversion Date.   The  "Conversion Date" is the date on
which the first of any one of the following occurs:

          the first day of any calendar quarter that occurs on or after January 1, 1999 and prior to January 1, 2004 and on which both of the following tests are met: (i) cumulative capital expenditures by the Partnership (directly or through its 70% interest in Northern Border Pipeline) subsequent to October 1, 1993 and prior to such day equal or exceed $248 million, and
          (ii) the Partnership has distributed the Minimum Quarterly Distribution on all Common Units and Subordinated Units for each of the eight consecutive calendar quarters immediately prior to such day;

          the first day of any calendar quarter that occurs on or after January 1, 2004 and on which the following tests are met: (i) cumulative capital expenditures by the Partnership (directly or through its 70% interest in Northern Border Pipeline) subsequent to October 1, 1993 and prior to such day equal or exceed $248 million and
          (ii) there are no Common Unit Arrearages; and

          the first day of any calendar quarter that occurs on or after January 1, 2004 and on which the following test is met: the Partnership has distributed the Minimum Quarterly Distribution on all Common Units and Subordinated Units for each of the 20 consecutive calendar quarters immediately prior to such day.

     In addition, the Partnership Agreement contains provisions intended to discourage a person or group from attempting to remove the General Partners as general partners of the Partnership or otherwise change management of the Partnership. Among them is a provision that if a General Partner is removed other than for cause the Subordination Period will end.

     As of the end of the Subordination Period, each Subordinated
Unit will convert into a Common Unit and will participate pro rata with other outstanding Common Units in all cash distributions on Common Units.

     The transfer agent and registrar for the Common Units is First Chicago Trust Company of New York.

                        TAX CONSIDERATIONS

     This section is a summary of certain federal income tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "Tax Considerations-Legal Opinions and Advice," represents the opinion of Vinson & Elkins L.L.P., counsel to the Partnership ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended ("Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "Partnership" are references to both the Partnership and the Northern Border Intermediate Limited Partnership (The "Intermediate Partnership").

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Common Units.

Legal Opinions and Advice

     Counsel has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership (including the Intermediate Partnership) and Northern Border Pipeline each will be treated as a partnership, and (ii) owners of Common Units (with certain exceptions, as described in "-Limited Partners Status" below) will be treated as partners of the Partnership (but not the Intermediate Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel. Counsel has also advised the Partnership that, based on current law, the following general description of the principal federal income tax consequences that should arise from the purchase, ownership and disposition of Common Units, insofar as it relates to matters of law and legal conclusions, addresses all material tax consequences to Unitholders who are individual citizens or residents of the United States.

     No ruling has been requested from the Internal Revenue Service (the "IRS") with respect to the foregoing issues or any other matter affecting the Partnership or the Unitholders. An opinion of counsel represents only such counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partners. Furthermore, no assurance can be given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

Recent Tax Legislation

     Congress recently enacted, and the President signed into law on August 5, 1997, the Taxpayer Relief Act of 1997 (the "TRA of 1997"). The new legislation contains several provisions which have an impact on the Partnership and its Partners. The TRA of 1997 generally reduces the maximum capital gains rate for an individual from 28% to 20%. In addition, the TRA of 1997 would alter the tax reporting system and the deficiency collection system applicable to large partnerships and would make certain additional changes to the treatment of large partnerships, such as the Partnership. These provisions are intended to simplify the administration of the tax rules governing such entities. The application of some of these new provisions are optional and the Partnership Policy Committee has not determined whether the Partnership will elect to have these provisions apply to the Partnership and its Partners.

Partnership Status

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss, deduction and credit of the Partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     Pursuant to Treasury Regulations 301.7701-1, 301.7702-1 and 301.7701-3, effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, the Partnership and Northern Border Pipeline were each classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations this prior classification will be respected for all periods prior to January 1, 1997, if (1) the entity had a reasonable basis for the claimed classification; (2) the entity recognized the federal tax consequences of any change in classification within five years prior to January 1, 1997; and (3) the entity was not notified prior to May 8, 1996, that the entity classification was under examination. Based on these regulations and the applicable federal income tax law, Counsel has opined that the Partnership and Northern Border Pipeline each will be classified as a partnership for federal income tax purposes.

     In rendering its opinion, Counsel has relied on certain factual representations and covenants made by the Partnership and the General Partners, including:

          (a)  Neither the Partnership nor Northern Border
     Pipeline will elect to be treated as an association taxable as a corporation;

          (b) A representation and covenant of the Partnership that, the Partnership has been and will be operated in accordance with all applicable partnership statutes and the Partnership Agreement and in the manner described herein;

          (c) A representation and covenant of the Partnership that, except as otherwise required by Section 704 of the Code and regulations promulgated thereunder, the General Partners have had and will have, in the aggregate, an interest in each material item of income, gain, loss, deduction or credit of the Partnership and the Intermediate Partnership equal to at least 1% at all times during the existence of the Partnership and the Intermediate Partnership;

          (d) A representation and covenant of the General Partners that the General Partners have and will maintain, in the aggregate, a minimum capital account balance in the Partnership and in the Intermediate Partnership equal to 1% of the total positive capital account balances of the Partnership and the Intermediate Partnership;

          (e) A representation and covenant of the Partnership that, for each taxable year, less than 10% of the gross income of the Partnership has been and will be derived from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other items of "qualifying income" within the meaning of Section 7704(d) of the Code; and

          (f) A representation and covenant of the Partnership that Northern Border Pipeline is organized and will be operated in accordance with the Texas Uniform Partnership Act and the Northern Border Pipeline Partnership Agreement.

     Counsel's opinion as to the partnership classification of the Partnership in the event of a change in the general partners is based upon the assumption that the new general partners will satisfy the foregoing representations and covenants.

     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Natural Resource Exception") exists with respect to publicly-traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income." "Qualifying income" includes income and gains derived from the transportation of natural gas. Other types of "qualifying income" include interest, dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes "qualifying income." The Partnership has represented that in excess of 90% of its gross income has been and will be derived from fees and charges for transporting (through the Pipeline System) natural gas. Based upon that representation, Counsel is of the opinion that the Partnership's gross income derived from these sources constitutes "qualifying income."

     If the Partnership fails to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly-formed corporation (on the first day of the year in which it fails to meet the Natural Resource Exception) in return for stock in such corporation, and then distributed such stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at such time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

     If the Partnership were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Natural Resource Exception or otherwise, its items of income, gain, loss, deduction and credit would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed at the entity level at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits), in the absence of earnings and profits as a nontaxable return of capital (to the extent of the Unitholder's basis in his Common Units) or taxable capital gain (after the Unitholder's basis in the Common Units is reduced to zero). Accordingly, treatment of either the Partnership or the Intermediate Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return.

     The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

Limited Partner Status

     Unitholders who have become limited partners will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by another nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions, losses or credits would not appear to be reportable by such a Unitholder, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

     A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "Tax Considerations-Tax Treatment of Operations-Treatment of Short Sales."

Tax Consequences of Unit Ownership

   Flow-through of Taxable Income

     No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership although he has not received a cash distribution in respect of such income.

   Treatment of Partnership Distributions

     Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "Tax Considerations-Disposition of Common Units." Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partners, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to such Unitholder.

   Basis of Common Units

     A Unitholder's initial tax basis for his Common Units will be the amount paid for the Common Unit plus his share of Partnership nonrecourse liabilities. The initial tax basis for a Common Unit will be increased by the Unitholder's share of Partnership income and by any increase in the Unitholder's share of Partnership nonrecourse liabilities. The basis for a Common Unit will be decreased (but not below zero) by distributions from the Partnership, including any decrease in the Unitholder's share of Partnership nonrecourse liabilities, by the Unitholder's share of Partnership losses and by the Unitholder's share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A Unitholder's share of nonrecourse liabilities will be generally based on the Unitholder's share of the Partnership's profits.

   Limitations on Deductibility of Partnership Losses

     To the extent losses are incurred by the Partnership, a Unitholder's share of deductions for the losses will be limited to the tax basis of the Unitholder's Units or, in the case of an individual Unitholder or a corporate Unitholder if more than 50% in the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations, to the amount which the Unitholder is considered to be "at risk" with respect to the Partnership's activities, if that is less than the Unitholder's basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the limiting factor) is increased.

     In general, a Unitholder will be at risk to the extent of the purchase price of his Units, but this will be less than the Unitholder's basis for his Units by the amount of the Unitholder's share of any nonrecourse liabilities of the Partnership. A Unitholder's at risk amount will increase or decrease as the basis of the Unitholder's Units increases or decreases except that changes in nonrecourse liabilities of the Partnership will not increase or decrease the at risk amount.

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from such passive activities or investments. The passive loss limitations are to be applied separately with respect to each publicly-traded partnership. Consequently, the losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income.
Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

   Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment,
(ii) a partnership's interest expense attributed to portfolio income and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit to the extent attributable to portfolio income of the Partnership. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

Allocation of Partnership Income, Gain, Loss and Deduction

     The Partnership Agreement provides that a capital account be maintained for each partner, that the capital accounts generally be maintained in accordance with the applicable tax accounting principles set forth in applicable Treasury Regulations and that all allocations to a partner be reflected by an appropriate increase or decrease in his capital account. Distributions upon liquidation of the Partnership generally are to be made in accordance with positive capital account balances.

     In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partners and the Unitholders in accordance with their respective percentage interests in the Partnership. A class of Unitholders that receives more cash than another class, on a per Unit basis, with respect to a year, will be allocated additional income equal to that excess. If the Partnership has a net loss, items of income, gain, loss and deduction will generally be allocated for both book and tax purposes (1) first, to the General Partners and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts and (2) second, to the General Partners.

     Notwithstanding the above, as required by Section 704(c) of the Code, certain items of Partnership income, deduction, gain and loss will be specially allocated to account for the difference between the tax basis and fair market value of property contributed to the Partnership ("Contributed Property"). In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders, but these allocations may not be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to a Unitholder will not change but instead a change in the character of the income allocated to a Unitholder would result. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of partnership income, gain, loss, deduction or credit, other than an allocation required by Section 704(c) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other non-liquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Under the Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period. This rule, often referred to as the "ceiling limitation," is not expected to have significant application to allocations with respect to Contributed Property and thus, is not expected to prevent the Unitholders from receiving allocations of depreciation, gain or loss from such properties equal to that which they would have received had such properties actually had a basis equal to fair market value at the outset. However, to the extent the ceiling limitation is or becomes applicable, the Partnership Agreement requires that certain items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitations. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the Unitholders.

     The legislative history of Section 704(c) states that Congress anticipated that Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Further, under recently enacted final Regulations under Section 704(c), allocations similar to the curative allocations would be allowed. However, since the final Regulations are not applicable to the Partnership, Counsel is unable to opine on the validity of the curative allocations.

     Counsel is of the opinion that, with the exception of curative allocations and the allocation of recapture income discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Regulations relating to allocations of partnership income, and investors should be aware that some of the allocations in the Partnership Agreement may be successfully challenged by the IRS.

Tax Treatment of Operations

   Accounting Method and Taxable Year

     The Partnership will use the calendar year as its taxable year and will adopt the accrual method of accounting for federal income tax purposes.

   Initial Tax Basis, Depreciation and Amortization

     The tax basis established for the various assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets initially had an aggregate tax basis equal to the sum of each Unitholder's tax basis in his Units and the tax basis of the General Partners in their respective general partner interests and Subordinated Units.

     The Partnership allocated the aggregate tax basis among the Partnership's assets based upon their relative fair market values. Any amount in excess of the fair market values of specific tangible and intangible assets will constitute goodwill, which is subject to amortization over 15 years.

     The IRS may (i) challenge either the fair market values or the useful lives assigned to such assets or (ii) seek to characterize intangible assets as goodwill. If any such challenge or characterization were successful, the deductions allocated to a Unitholder in respect of such assets would be reduced, and a Unitholder's share of taxable income from the Partnership would be increased accordingly. Any such increase could be material.

     To the extent allowable, the General Partners may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in the early years of the Partnership. Property subsequently acquired or constructed by the Partnership may be depreciated using accelerated methods permitted by the Code.

     If the Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions upon a sale of his interest in the Partnership. See "Tax Considerations-Allocation of Partnership Income, Gain, Loss and Deduction" and "Tax Considerations-Disposition of Common Units-Recognition of Gain or Loss."

     Costs incurred in organizing the Partnership may be amortized over any period selected by the Partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses which may not be amortized.

   Section 754 Election

     The Partnership previously made the election permitted by
Section 754 of the Code, which election is irrevocable without the consent of the IRS. The election generally permits a purchaser of Common Units to adjust his share of the basis in the Partnership's properties ("inside basis") pursuant to Section 743(b) of the Code to fair market value (as reflected by his Unit price). See "Tax Considerations-Allocation of Partnership Income, Gain, Loss and Deduction." The Section 743(b) adjustment is attributed solely to a purchaser of Common Units and is not added to the bases of the Partnership's assets associated with all of the Unitholders. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's actual basis in such assets ("Common Basis") and
(2) his Section 743(b) adjustment allocated to each such asset.)

     Proposed Treasury Regulation Section 1.168-2(n) generally requires the Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the transfer occurs. Similarly, the legislative history of Section 197 indicates that the 743(b) adjustment attributable to amortizable intangible assets under
Section 197 should be treated as a newly-acquired asset placed in service in the month when the transfer occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under
Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The Partnership intends to utilize the 150% declining balance method on such property. The depreciation method and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the method and useful lives generally used to depreciate the Common Bases in such properties. Pursuant to the Partnership Agreement, the General Partners are authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation
Section 1.167(c)-1(a)(6) or the legislative history of Section
197.  See "Tax Considerations-Uniformity of Units."

     Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation
Section 1.167(c)-1(a)(6) or the legislative history of Section
197. If the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See "Tax Considerations-Uniformity of Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill. Alternatively, it is possible that the IRS may seek to treat the portion of such Section 743(b) adjustment attributable to the Underwriter's discount as if allocable to a non-deductible syndication cost.

     A Section 754 election is advantageous if the transferee's basis in his Units is higher than such Units' share of the aggregate basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such case, pursuant to the election, the transferee would take a new and higher basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than such Units' share of the aggregate basis of the Partnership's assets immediately prior to the transfer. Thus, the amount which a Unitholder will be able to obtain upon the sale of his Common Units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced. Should the IRS require a different basis adjustment to be made, and should, in the General Partners' opinion, the expense of compliance exceed the benefit of the election, the General Partners may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a purchaser of Units subsequent to such revocation probably will incur increased tax liability.

   Alternative Minimum Tax

     Each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain or loss for purposes of the alternative minimum tax. A portion of the Partnership's depreciation deductions may be treated as an item of tax preference for this purpose.

     A Unitholder's alternative minimum taxable income derived from the Partnership may be higher than his share of Partnership net income because the Partnership may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for individuals is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and to 28% on any additional alterative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Common Units on their liability of the alternative minimum tax.

   Valuation of Partnership Property

     The federal income tax consequences of the acquisition, ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax basis, of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by the Partnership. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by Unitholders might change, and Unitholders might be required to amend their previously filed tax returns or to file claims for refunds.

   Treatment of Short Sales

     It would appear that a Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units would be considered as having transferred beneficial ownership of those Units and would, thus, no longer be a partner with respect to those Units during the period of the loan. As a result, during this period, any Partnership income, gain, deduction, loss or credit with respect to those Units would appear not to be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of Units to a "short seller" constitutes a taxable exchange. If this contention were successfully made, the lending Unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their Units.

Disposition of Common Units

   Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Since the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units may result in a tax liability in excess of any cash received from such sale.

     Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit held for more than twelve months will generally be taxable as long-term capital gain or loss. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to inventory owned by the Partnership. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and deprecation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable gain realized upon the sale of the Unit. Any loss recognized on the sale of units will generally be a capital loss. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of such aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. The ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to the holders of Common Units, the aggregation of tax bases of a Common Unitholder effectively prohibits him from choosing among Common Units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a Unitholder's Common Units. It is not clear whether the ruling applies to publicly-traded partnerships, such as the Partnership, the interests in which are evidenced by separate interests, and accordingly Counsel is unable to opine as to the effect such ruling will have on the Unitholders. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased at differing prices should consult his tax advisor as to the possible consequences of such ruling.

   Allocations between Transferors and Transferees

     In general, the Partnership's taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units owned by them as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business shall be allocated among the Unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a Unitholder transferring Units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and the transferees of Common Units. If a monthly convention is not allowed by the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

     A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a distribution with respect to such quarter will be allocated items of Partnership income and gain attributable to such quarter during which such Units were owned but will not be entitled to receive such cash distribution.

   Notification Requirements

     A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of such sale or exchange within 30 days of the sale or exchange and in any event no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of such transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, which set forth the amount of the consideration received for such Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.

   Constructive Termination

     The Partnership and the Intermediate Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners. Such a termination could result in the non-uniformity of Units for federal income tax purposes. A constructive termination of the Partnership will cause a termination of the Intermediate Partnership. Such a termination could also result in penalties or loss of basis adjustments under Section 754 of the Code if the Partnership were unable to determine that the termination had occurred.

     In the case of a Unitholder reporting on a fiscal year other than a calendar year, the closing of a tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in its taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money constructively distributed to him (including any net reduction in his share of partnership nonrecourse liabilities) exceeds the adjusted basis on his Units. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of Partnership deductions for depreciation. In addition, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted with effective dates after the closing of the offering made hereby.

   Entity-Level Collections

     If the Partnership is required under applicable law to pay any federal, state or local income tax on behalf of any Unitholder, any General Partner or any former Unitholder, the Partnership Policy Committee is authorized to pay such taxes from Partnership funds. Such payments, if made, will be deemed current distributions of cash to the Unitholders and the General Partners. The General Partners are authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions so that after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event, the partner could file a claim for credit or refund.

Uniformity of Units

     Since the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of such Common Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or the legislative history of
Section 197 and from the application of the "ceiling limitation" on the Partnership's ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and Partnership property that has been revalued and reflected in the partners' capital accounts ("Adjusted Properties"). Any such non-uniformity could have a negative impact on the value of a Unitholder's interest in the Partnership.

     The Partnership intends to depreciate the portion of a
Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using the rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or the legislative history of Section 197. See "Tax Considerations-Tax Treatment of Operations-Section 754 Election." If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt depreciation and amortization conventions under which all purchasers acquiring Common Units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or
Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Common Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If such a challenge were to be sustained, the uniformity of Common Units might be affected.

     Items of income and deduction will be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all Units, despite the application of the "ceiling limitation" to Contributed Properties and Adjusted Properties. Such special allocations will be made solely for federal income tax purposes. See "Tax Considerations-Tax Consequences of Unit Ownership" and "Tax Considerations-Allocation of Partnership Income, Gain, Loss and Deduction."

     The capital accounts underlying the Common Units will likely differ, perhaps materially, from the capital accounts underlying the Subordinated Units. The Partnership Agreement contains a method by which the Partnership may cause the capital accounts underlying the Common Units to equal the capital accounts underlying the Subordinated Units following the end of the Subordination Period. The Partnership must be reasonably assured, based on advice of counsel, that the Common Units and Subordinated Units share the same intrinsic economic and federal income tax characteristics in all material respects, before the Subordinated Units and Common Units will be treated as a single class of Units.

Tax-Exempt Organizations and Certain Other Investors

     Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

     Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will qualify as such income.

     Non-resident aliens and foreign corporations, trusts or estates which acquire Units will be considered to be engaged in business in the United States on account of ownership of Units and as a consequence will be required to file federal tax returns in respect of their distributive shares of Partnership income, gain, loss deduction or credit and pay federal income tax at regular rates on such income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold at the rate of 39.6% on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require the Partnership to change these procedures.

     Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a Unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident."

     Assuming that the Units are regularly traded on an established securities market, a foreign Unitholder who sells or otherwise disposes of a Unit and who has not held more than 5% in value of the Units at any time during the five-year period ending on the date of the disposition will not be subject to federal income tax on gain realized on the disposition that is attributable to real property held by the Partnership, but (regardless of a foreign Unitholder's percentage interest in the Partnership or whether Units are regularly traded) such Unitholder may be subject to federal income tax on any gain realized on the disposition that is treated as effectively connected with a United States trade or business of the foreign Unitholder. A foreign Unitholder will be subject to federal income tax on gain attributable to real property held by the Partnership if the holder held more than 5% in value of the Units during the five-year period ending on the date of the disposition or if the Units were not regularly traded on an established securities market at the time of the disposition.

Administrative Matters

   Partnership Information Returns and Audit Procedures

     The Partnership intends to furnish to each Unitholder within 90 days after the close of each Partnership taxable year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss, deduction and credit. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective Unitholders' allocable share of income, gain, loss, deduction and credits. There is no assurance that any such conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.

     The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to file an amended tax return, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints Northern Plains as the Tax Matters Partner.

     The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless such Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the Unitholders are bound) of a final Partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

     A Unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on the Partnership's return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. Under the TRA of 1997, partners in electing large partnerships would be required to treat all partnership items in a manner consistent with the partnership return.

     Under the TRA of 1997, each partner of an electing large partnership must take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities;
(2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (5) general credits; (6) low-income housing credit; (7) rehabilitation credit; (8) tax-exempt interest;
(9) foreign income taxes; (10) credit for producing fuel from a nonconventional source and (11) any other items the Secretary of the Treasury deems appropriate.

     The TRA of 1997 also made a number of changes to the tax compliance and administrative rules relating to electing large partnerships. One provision requires that each partner in an electing large partnership take into account his share of any adjustments to partnership items in the year such adjustments are made. If the election is not made, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the TRA of 1997 a partnership could elect to or, in some circumstances, could be required to, directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units.

     Although the Tax Matters Partner is weighing the advantages and disadvantages to the Partnership and the Partners of the Partnership's being treated as an "electing large partnership" under the TRA of 1997, no decision has been made at this time.

   Nominee Reporting

     Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership
(a) the name, address and taxpayer identification number of the beneficial owners and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or
(iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owners; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

   Registration as a Tax Shelter

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership is not subject to the registration requirement on the basis that (i) it does not constitute a tax shelter or (ii) it constitutes a projected income investment exempt from registration. However, the Partnership has registered as a tax shelter with the IRS because of the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership's tax shelter registration number is 93271000031. A Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Common Unit to furnish such registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $50 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.

   Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect to such portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that does not appear to include the Partnership. If any Partnership item of income, gain, loss, deduction or credit included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Other Taxes

     Prospective investors should consider state and local tax consequences of an investment in the Partnership. The Partnership owns property or is doing business in Arizona, Illinois, Iowa, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, South Dakota and Texas. A Unitholder will likely be required to file state income tax returns and/or to pay such taxes in most of such states and may be subject to penalties for failure to comply with such requirements. Some of the states require that a partnership withhold a percentage of income from amounts that are to be distributed to a partner that is not a resident of the state.
The amounts withheld, which may be greater or less than a particular partner's income tax liability to the state, generally do not relieve the non-resident partner from the obligation to file a state income tax return. Amounts withheld will be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material. In addition, an obligation to file tax returns or to pay taxes may arise in other states.

     It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of his investment in the Partnership. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state and local tax consequences of an investment in the Partnership.

PLAN OF DISTRIBUTION

     The Partnership has been advised that the Common Units being offered hereby may be sold by or on behalf of each of the Selling Unitholders in non-underwritten distributions on the New York Stock Exchange at prices prevailing on the New York Stock Exchange at the time of sale. The Partnership will not receive the proceeds of such sale.

                    VALIDITY OF COMMON UNITS

     The validity of the Common Units offered hereby will be passed upon for the Partnership by Vinson & Elkins, LLP.


                            EXPERTS

     The consolidated financial statements included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. The consolidated financial statements referred to above and such report have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

      TABLE OF CONTENTS

                          Page

          Prospectus

Available Information        2
Incorporation of Certain
  Documents by Reference     3
Business                     3
Selling Unitholders          7
Description of Common Units  8
Tax Considerations          10
Plan of Distribution        31         NORTHERN BORDER
                                       PARTNERS, L.P.
Validity of Common Units    31
Experts                     31





                                          ________________

                                             PROSPECTUS
                                          ________________
     125,357 Common Units
     Representing Limited
      Partner Interests

                           PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth those expenses to be incurred by the Partnership in connection with the issuance and distribution of the securities being registered. Except for the Securities and Exchange Commission registration fee, all amounts shown are estimates.

     Filing Fee for Registration Statement        $  1,102.00
     Legal Fees and Expenses                      $  6,000.00
     Accounting Fees and Expenses                 $  4,600.00
     Transfer Agent's Fees and Expenses           $      -
     Blue Sky Fees and Expenses                   $      -
     Miscellaneous                                $  5,400.00
     Total                                        $ 17,102.00

Item 15.  Indemnification of Officers, General Partners and
          Policy Committee Members.

     The Amended and Restated Agreement of Limited Partnership contains the following provisions relating to indemnification of Officers, General Partners and Partnership Policy Committee Members:

     6.8  Indemnification.
     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, each General Partner, the members of the Partnership Policy Committee, any Departing Partner, any Person who is or was an officer or director of the Partnership, a General Partner or any Departing Partner and all other Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as (i) a General Partner, a member of the Partnership Policy Committee, a Departing Partner or any of their Affiliates, (ii) an officer, director, employee, partner, agent or trustee of the Partnership, a General Partner, any Departing Partner or any of their Affiliates or (iii) a Person serving at the request of the Partnership in another entity in a similar capacity, provided, that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 6.8 shall be available to the General Partners with respect to their obligations incurred pursuant to the Indemnity Agreement, the Underwriting Agreement or the Conveyance Agreement (other than obligations incurred by the General Partners on behalf of the Partnership or the Intermediate Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 6.8 shall be made only out of the assets of the Partnership, it being agreed that the General Partners shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

     (b) To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 6.8(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 6.8.

     (c) The indemnification provided by this Section 6.8 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Units, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as (i) a General Partner, a member of the Partnership Policy Committee, a Departing Partner or an Affiliate thereof, (ii) an officer, director, employee, partner, agent or trustee of the Partnership, a General Partner, any Departing Partner or an Affiliate thereof or (iii) a Person serving at the request of the Partnership in another entity in a similar capacity, and as to actions in any other capacity (including, without limitation, any capacity under the underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     (d) The Partnership may purchase and maintain (or reimburse the General Partners or their Affiliates for the cost
          of) insurance, on behalf of the General Partners, the members of the Partnership Policy Committee and such other Persons as the Partnership Policy Committee shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     (e) For purposes of this Section 6.8, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 6.8(a); and action taken or omitted by it with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f)  In no event may an Indemnitee subject the Limited
          Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.8 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 6.8 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i)  No amendment, modification or repeal of this Section
          6.8 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligation of the Partnership to indemnity any such Indemnitee under and in accordance with the provisions of this Section 6.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Item 16.  Exhibits.

      *3    -  Form of Amended and Restated Agreement
               of Limited Partnership of Northern Border
               Partners, L.P. (Exhibit 3.1 to the Partnership's
               Form S-1 Registration Statement, Registration No.
               33-66158 ("Form S-1")).

     **5    -  Opinion of Vinson & Elkins, LLP, as to the
               validity of the Common Units.

      +8    -  Tax Opinion of Vinson & Elkins, LLP.

     *10(a) -  Form of Amended and Restated Agreement of
               Limited Partnership of Northern Border
               Intermediate Limited Partnership (Exhibit 10.1 to
               Form S-1).

     *10(b) - Northern Border Pipeline Company General Partnership Agreement between Northern Plains Natural Gas Company, Northwest Border Pipeline Company, Pan Border Gas Company, TransCanada Border PipeLine Ltd. and TransCan Northern Ltd., effective March 9, 1978, as amended (Exhibit 10.2 to Form S-1).

     +23(a) -  Consent of Arthur Andersen LLP.

      23(b) -  The consents of Vinson & Elkins, LLP,
               are contained in its opinions filed as Exhibits 5 and 8 hereto.

_______________
     *  Incorporated by reference as indicated.
     ** Filed with this amendment.
     +  Previously filed.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

           (i) To include any prospectus required in Section
               10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Partnership pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Partnership's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                        SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, on this 24th day of October, 1997.


                              NORTHERN BORDER PARTNERS, L.P.
                              (A Delaware Limited Partnership)


                              By:    LARRY L. DEROIN
                                     Larry L. DeRoin
                                     Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons in the capacities indicated and on the 24th day of October, 1997.

          Signature                     Title


      LARRY L. DEROIN         Chief Executive Officer
      Larry L. DeRoin         and Chairman of the Partnership Policy
                              Committee
                              (Principal Executive Officer)


      GEORGE L. MAZANEC       Member of Partnership
      George L. Mazanec       Policy Committee


      BRIAN E. O'NEILL        Member of Partnership
      Brian E. O'Neill        Policy Committee


      JERRY L. PETERS         Chief Financial and
      Jerry L. Peters         Accounting Officer

                       INDEX TO EXHIBITS


Exhibit Number           Description

      *3     - Form of Amended and Restated Agreement
               of Limited Partnership of Northern Border
               Partners, L.P. (Exhibit 3.1 to the Partnership's
               Form S-1 Registration Statement, Registration No.
               33-66158 ("Form S-1")).

     **5     - Opinion of Vinson & Elkins, LLP, as to the
               validity of the Common Units.

      +8     - Tax Opinion of Vinson & Elkins, LLP.

     *10(a)  - Form of Amended and Restated Agreement of
               Limited Partnership of Northern Border
               Intermediate Limited Partnership (Exhibit 10.1 to
               Form S-1).

     *10(b)  - Northern Border Pipeline Company General
               Partnership Agreement between Northern Plains Natural Gas Company, Northwest Border Pipeline Company, Pan Border Gas Company, TransCanada Border PipeLine Ltd. and TransCan Northern Ltd., effective March 9, 1978, as amended (Exhibit 10.2 to Form S-1).

     +23(a)  - Consent of Arthur Andersen LLP.

      23(b) - The consent of Vinson & Elkins, LLP, is contained in its form of opinion filed as Exhibit
               5 hereto.

*   Incorporated by reference.
**  Filed with this amendment.
+   Previously filed.